Summary of updates made on 18 May 2023:

- In Schedule A,
  - 1 Principal was added (Jeffrey Scott)
  - 2 Principals were removed (Ralph Hamers and Catherine Newcomb; as they are no longer Principals)
  - For 1 Principal (Sergio Ermotti) is included in Schedule A – but their NFA ID is not yet active.
- In Schedule B Section II,
  - The previously noted Chief Executive Officer (CEO) was updated with the current CEO, in relation to Item *14*
  - Comments have been provided for Questions 13B, 14 and 15.
- We also attached an updated UBS AG - NFA 7-R